Mail Stop 3561

March 26, 2008

Jordan Starkman
President
Pay By The Day Holdings, Inc.
193 Jardin Drive
2<sup>nd</sup> Floor West
Concord, ON  L4K 1X5

      **Re:   Pay By The Day Holdings, Inc.**
            **Registration Statement on Form S-1**
            **Filed March 5, 2008**
            **File No. 333-149552**

Dear Mr. Starkman:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are offering for resale a large number of securities held by affiliates.  Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C.  Under that rule, "equity securities" offered by or on behalf of the registrant cannot be sold as an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415.  Your offering does not appear to meet that requirement.  As such, please revise your registration statement to offer the common stock for resale by affiliates at a fixed price for the duration of their offering.  Please also revise the prospectus to make clear that the affiliates are

underwriters of the securities they are offering.  If you disagree with our determination, please advise the staff of the company's basis for determining that the resale by affiliates is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to in telephone interpretation no. 29 under Securities Act Rule 415 in our "Compliance and Disclosure Interpretations" located at www.sec.gov.

Cover Page of the Registration Statement

2.  Please revise the cover page of the Form S-1 to add the boxes to indicate whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov.

Prospectus Summary, page 1

3.  Please revise the document throughout to refer to the activities of the company and its consolidated subsidiary in the proper tense.  For example, in the second paragraph under the sub-heading "About Our Company" on page one, the disclosure regarding the company's operations is presented in the future tense.  It appears from the financial statements and from the company's website, however, that the company has already started operations and is making sales.  Please revise the registration statement throughout to reflect that the company has current operations and to distinguish clearly between the company's current operations and the company's operating plans for the future.

Summary Financial Data, page 1

4.  Please revise your filing to include a table of select financial data for each of the last five fiscal years and interim periods, a discussion of the recapitalization and the impact on comparability of the data and whether prior business activities are indicative of future financial condition or results of operations, as applicable.  See Item 301 of Regulation S-K.

Cover Page of the Prospectus, page 2

5.  Please move the disclosure that appears here before the Prospectus Summary and Summary Financial Data, considering this information should appear on the cover of your prospectus.

6.  In the first paragraph, you indicate that your common stock is presently not traded on any market or securities exchange "and have [sic] no voting rights."  This disclosure would appear to conflict with the disclosure that appears on page 7 indicating that holders of your common stock are entitled to one vote per share.  Please revise.

7. Please confirm, if true, that the prospectus will not be used prior to the effective date of the registration statement.  If not, please include the information required by Item 501(b)(10) of Regulation S-K.

8. Using all capital letters impedes the readability of the text. Currently, you use all capital letters to emphasize information on page 2 and throughout the risk factors. Rather than use all capital letters to emphasize this information, please use bold-faced type or italics instead.

Risk Factors, page 3

9. Item 503(c) of Regulation S-K provides that issuers should not "present risk factors that could apply to any issuer or to any offering."  For example, the risk you disclose under "While no current lawsuits are filed against the company, the possibility exists that a claim of some kind may be made in the future" could apply to nearly any issuer in your industry and even in other industries. If you elect to retain this and other general risk factors, you must clearly explain how they apply to your industry, company or securities.  Please revise this section throughout.

10. In the second risk factor on page three, please quantify the amount of additional funds the company will need in order to implement its business plan, rather than stating that the funds needed "will be significant."  In addition, please disclose the timeframe in which such additional funds will be needed.

11. Please add a risk factor to this section addressing the risks associated with entering the credit market and extending credit.  In particular, please address the risks of extending credit given today's market conditions and the general tightening of funds available for financing.

Determination of Offering Price, page 5

12. We note your disclosure indicates that the offering price of the shares of common stock was arbitrarily determined and yet, in the next sentence, you state that the offering price was determined by the price shares were sold to your shareholders in your December 2007 private placement.  Therefore, it does not appear that the price you determined to use was arbitrarily determined.  Please revise your disclosure accordingly.

Selling Shareholders, page 6

13. We note the disclosure below the Selling Stockholder table on page six that none of the selling shareholders "has had a material relationship with us other than as a shareholder at any time within the past three years."  Please revise the disclosure to indicate that Messrs. Anslow and Jaclin are partners in the law firm Anslow & Jaclin LLP, which is serving as counsel to the company with respect to the registration statement.

14. We note from the website for Maxwell Network Group that they are in the business of providing consulting services to small cap companies in order to increase marketability and liquidity.  Please disclose whether the company has engaged Maxwell Network Group, Inc. to provide such services to the company, and if so, please provide a detailed discussion of the terms of the services being provided and the compensation being paid.  If there is a written agreement between the parties, please file it as an exhibit to the registration statement.  We may have additional comments.

## Plan of Distribution, page 7

15. You state here that you will be filing to obtain a listing on the Over The Counter Bulletin Board concurrently with the filing of this Prospectus.  As it is our understanding that a market maker must file such application, which you have acknowledged elsewhere in your prospectus, please revise to clarify this point.  Otherwise, your disclosure suggests that you have some control over the timing of the quotation of your shares on the OTCBB.

## Description of Business, page 9
## General, page 9

16. Please disclose in the first paragraph that Pay By The Day Company Inc. was incorporated in 2003.  Please also disclose when Pay By The Day Company Inc. began operations and that the sole owner of Pay By The Day Company Inc. was Jordan Starkman, the sole officer and director of Pay By The Day Holdings, Inc.

17. In the third paragraph on page nine, please provide a brief description of the products in the categories of computer products and consumer electronics that the company sells.  Please also expand the discussion of the status or development stages for (i) computer products and electronics sales and (ii) the PBTD CreditPlus secured credit card.  For example, we note your website lists sporting goods, furniture and Apple product categories but offers no specific products for sale.  Also, the PBTD CreditPlus secured credit card requires a customer security deposit but the financial statements and disclosures do not present deposits.  Also please disclose the amount of revenue for each similar product and service representing 10% or more of consolidated revenue in any of the fiscal years presented.

18. Please expand the discussion to describe the "targeted multi-media direct marketing approach" that the company uses.  In this regard, we note that your Management's Discussion and Analysis goes into greater detail regarding your marketing efforts; please consider whether that disclosure might be more appropriate to discuss here.

19. In the fourth paragraph on page nine, please clarify the "coast to coast" geographic market in which the company operates to indicate whether you are referring to the United States, Canada or both.  The disclosure in your Management's Discussion & Analysis would seem to indicate that you plan on focusing your efforts in Canada.  Please clearly state this.

20. Your statement that PBTD's Credit Services division "will become Canada's leading marketer and provider of Secured Credit Card options…" seems speculative. Please revise or provided us with the basis for this statement.

21. Please explain briefly what secured credit products you offer. We note that, at a minimum, you offer the PBTD internal card, a Secured MasterCard and the internal credit program relying upon a down-payment. In doing so, please advise readers as to whether you expect to generate most of your revenue from your credit services or the products you sell.

22. You state you will have an on-line product catalogue, catalogue mailings and will offer merchandise from Sony, IBM, Nike, Panasonic and others. Please describe the status and terms of your on-line and mailing catalogues and existing licensing agreements or arrangements you have with these manufacturers. If you have no agreements, please disclose this fact and discuss the likelihood and basis for stating you will provide these merchandise brands. If you have any agreements, please consider whether they are material contracts that should be included as exhibits.

23. Please advise or include your contracts with Imported Brands of Toronto and Supercom as exhibits to your amended filing. See Item 601(b)(10) of Regulation S-K.

24. Throughout your Business discussion, you make abbreviated references to Pay by the Day in the form of "PBTD." Please ensure that these references are consistent as on page 9 you refer to "PDTD" and on page 10 you refer to "PBD," which might lead the reader to believe that you are referring to different products or companies.

PBTD Computers Operation, page 9

25. In the second paragraph under this sub-heading, you refer to your "financing partner." Please clarify whether the financing for the purchases of the company's products is provided by the company, a subsidiary or an affiliate of the company. If The Credit Group is your "financing partner," please explain your relationship with them here.

26. Please expand the discussion of the credit process to describe the screening process, including a brief description of the criteria used for each credit product offered to determine whether credit approval is granted.

27. We refer you to paragraph 8 on page 9. Please expand your discussion to disclose whether out bound sales efforts are conducted by employees, outsourced personnel or another alternative solution and how you intend to satisfy the cash requirements to maintain and grow a sales force adequate to maintain operations. See Item 101(h)(4) of Regulation S-K.

28. Your statement that approved applications are extended a pre-determined level of credit ranging from $1500- $5000 seems inaccurate considering you state later under "Credit

Limit" on page 11 that the line of credit is limited to the amount of the customer's security deposit. Also, considering your MasterCard has a $500 minimum credit limit, this statement seems inaccurate without clarification. Please revise or clarify if you are referring to different products.

## PBTD CreditPLUS Canada Secured Credit Card, page 10

29. Please provide a brief description of the PBTD Credit Services program, including the products offered and the eligibility requirements for each product. Clearly explain whether this product is different from those credit services provided by your financing partner.

30. You refer to the need for a customer to provide a security deposit. Please clearly state here, if true, that the amount of the security deposit is the limit of the available credit under the credit card, which you indicate on page 11.

31. Please provide a description of any laws or regulations that affect the company's credit services program. Please consider adding a risk factor addressing the need to comply with such regulations, if applicable.

32. You discuss your MasterCard program on page 10. In the discussion that precedes your MasterCard program, you also refer to the availability of a Visa card. Please clarify your discussion to explain whether you have both products available now and, if not, explain why not. Please also ensure that your discussion of the features of the MasterCard clearly distinguishes between the features of your internal card.

## Revenue Breakdown, page 13

33. Please disclose the basis for the breakdown of the company's revenue. For example, please disclose whether the percentages are based on the past operations of the company.

## Description of Property, page 13

34. As it appears that you intend for most of your business to be derived from your toll-free numbers, explain where you operate your telecommunications center.

Notes to the Consolidated Financial Statements for the Three Months Ended November 30, 2007, page F-4
General

35. To the extent you revise your notes in response to the staff's comments on the annual consolidated financial statements please revise your interim notes as applicable.

1. Nature of Operations and Organization, page F-4

36. We note your disclosure the former shareholders of PBDC received 100% ownership of PBDH as a result of the transaction. Revise your disclosure to clarify that the former shareholders of PBDC received 80% of PBDH and that the remaining 20% of PBDH was already held by the sole shareholder of PBDC, Jordan Starkman.

Annual Consolidated Financial Statements, page F-1
Consolidated Statements of Operations and Comprehensive Loss, page F-3

37. Please reconcile the inception date in this column heading with the date disclosed in Note 1 on page F-14.

38. Please tell us how you are accounting for the expense related to your office property. We do not see any rent expense recorded in fiscal 2006, a nominal amount in fiscal 2007 and none in the quarter ended November 30, 2007. Please also tell us how you comply with the disclosure requirements for leases, as applicable.

39. Revise to include loss on disposal of assets as part of operating expenses. See SFAS 144 paragraph 45.

Notes to the Consolidated Financial Statements, page F-6
General

40. Please tell us why you have not included the required financial information and disclosure for segments. In your response please tell us your consideration of criteria set forth in paragraph 16 of SFS No. 131 as it relates to your computer product and consumer finance business activities. If you determine you have multiple segments you should also include the disclosures required in the business section and segment your discussion in MD&A. See Item 101(b) of Regulation S-K and SEC Release 33-8350.

41. To the extent that you revise your disclosure elsewhere in the filing for Buck a day Co., include a discussion of the legal reorganization in the notes to the financial statements, as applicable.

1. Nature of Operations and Organization, page F-6

42. If true, please revise your disclosure to state PBDH assets and capital were recorded at historical cost in the recapitalization accounting. We refer you to your disclosures that state that PBDH assets, share capital and earnings were eliminated. Alternatively please tell us why PBTDH assets were eliminated on consolidation, as applicable.

43. Please disclose the amount of and accounting treatment for transaction costs associated with the recapitalization or disclose the amount was immaterial.

4. Summary of Significant Accounting Policies, page F-7

44. Please advise or revise your note to describe your accounting policies for cost of goods sold, credit card security deposits and related interest bearing account, advertising and marketing costs, referral or rewards programs and other material policies. Include important judgments made by management and the impact these estimates have on the quality of earnings. See paragraphs 12 through 14 of APB 22.

45. Please provide the disclosures required by paragraphs 19 through 22 of SFAS No. 115 with respect to your available for sale securities.

7. Related Party Transactions, page F-12

46. Please expand the current disclosure to comply with all of the requirements in paragraph 2 of SFAS No. 57. Specifically disclose the nature of the director's role in the commonly controlled companies, the pertinent terms and provisions surrounding the debt extinguishment and why you do not believe that the forgiveness of debt should be recorded as a capital transaction in accordance with APB 26 paragraph 20. See also paragraph 4 of SFAS No. 57.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

47. Please provide additional detail regarding the company's plan for additional funding, including the approximate timing for such funding and what sources you plan to use. In addition, please provide additional detail regarding the company's operating plan for Years 1-3.

48. Please describe briefly the PBTD Credit Plus program that the company intends to launch. Please disclose the approximate timing of the launch. In addition, please describe how this program differs from the credit programs the company currently has in place. Also, if you are utilizing "financing partners" to underwrite the obligations, tell us for what purpose the funds you require will be used.

49. Please provide additional support regarding the "calculations" that lead you to believe that there is a 10% response rate on dollars invested in advertising.

50. Please provide support for the statistics in the fifth paragraph on page 15 regarding the number of customers who apply for credit, receive credit and make a purchase from the company.

51. Please disclose the timeframe in which the company expects to complete and air the infomercial. Also disclose any additional material expenditures required to launch the credit card and complete the infomercial.

52. Please clarify whether the PBTD Credit Plus program is the same as the CreditPLUS Canada program. If not, please describe each program, including the timing of the launch of each program.

53. Please disclose the approximate timing for the events described in the eighth full paragraph on page 15.

54. Please expand the description of the company's relationship with Equifax, including the services that Equifax will provide and the material terms and conditions of the agreement. If the company has entered into a written agreement with Equifax, please file such contract as an exhibit to the registration statement. Please disclose the fees to be paid to Equifax. Please provide similar disclosure with respect to the company's relationship with The Credit Group.

55. We note the disclosure in the second to last paragraph on page 15 that the company has generated less than one full year of financial information. However, the notes to the company's financial statements indicate that Pay By The Day Company Inc. is considered the accounting acquirer. In addition, we note that the company's consolidated audited financial statements present two years of results (based on the consolidation of Pay By The Day Company Inc.). As a result, please revise the disclosure to be consistent with the company's financial reporting history.

Results of Operations, page 16

56. Consistent with the previous comment, please substantially revise your results of operations to provide comparative information for the three months ended November 30, 2007 and 2006 and the fiscal years ended August 31, 2007 and 2006. Please refer to Item 303 of Regulation S-K. We may have additional comments.

57. Please include a discussion explaining the material decreases in sales since inception to date and an analysis of the composition of sales in each period. For example, explain what portion of sales consist of computer or electronic products and service fees and interest

charges related to product financing from credit card and installment sales.  See Item
303(a)(3)(iii) of Regulation S-K.

## Capital Resources and Liquidity, page 16

58. We note that you state here that you believe that you can satisfy your cash requirements for
the next 12 months with your current cash and expected revenues.  Yet on page 15, you
state that you are seeking additional funding for your planned expansion.  Please provide
quantitative disclosure regarding the amount of revenues and/or financing the company will
need in the next 12 months in order to (i) continue operations at the current level, if any, and
(ii) implement its profit, revenue and growth goals.  Please disclose the likely sources of
any additional funds.

59. Briefly expand your disclosure to provide investors with a context for understanding your
burn rate.  For example, disclose the amount of cash used in operating activities as
compared to the amount you have on hand as basis for the statement you can satisfy your
cash needs.

## Directors, Executive Officers, Promoters and Control Persons, page 17

60. Please revise Mr. Starkman's biography to clearly state his principal business occupation
during the past five years.  For example, please disclose when he joined Pay By The Day
Holdings, Inc., the positions he held with Pay By The Day Company Inc. (including the
dates such positions were held), and the positions he held with Buck A Day Company, Inc.
(including the dates such positions were held).

61. We note that the website for The Buck A Day Company redirects visitors to the Pay By The
Day Company Inc. website.  Please disclose the current status of The Buck A Day
Company and any affiliations between the company, its officers and directors and Pay By
The Day Holdings, Inc., including ownership interests.  We may have additional comments.

## Executive Compensation, page 17

62. Please ensure that you present compensation information for your most recently completed
fiscal year.  Considering it would appear that your fiscal year end is as of August 31, 2007,
please revise your references to October 31, 2007 and November 30, 2007.

## Compensation of Directors, page 18

63. Please revise the disclosure under this sub-heading to reflect the fact that the company only
has one director.  Similarly, please revise your disclosure elsewhere in this discussion to
clarify that the company only has one officer.

Security Ownership of Certain Beneficial Owners and Management, page 18

64. Please include the 1,000 shares owned by Mr. Starkman's wife in the disclosure regarding Mr. Starkman's ownership and add appropriate footnote disclosure disclosing his wife's interest in the shares.

Transactions With Related Persons, Promoters and Certain Control Persons, page 18

65. Please substantially revise the disclosure under this heading to include the related party transactions disclosed in the notes to the financial statements. For example, please disclose the advances to the company described in Note 5 to the unaudited financial statements for the three months ended November 30, 2007, including the name of the shareholder, the amount of the advances and the terms of the repayment. Please also disclose the consulting and management fees paid to the director and spouse of the director as disclosed in Note 6 to the unaudited financial statements for the three months ended November 30, 2007 and Note 7 to the audited financial statements for the fiscal year ended August 31, 2007, including the name of such director. Please also disclose the debt extinguished to a company controlled by the director, including the name of the company and the director. If any of the transactions disclosed are subject to written agreements, please file such agreements as exhibits to the registration statement, if material. We may have additional comments.

Undertakings, page II-4

66. Please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibits

67. Please file as an exhibit the form of subscription agreement you utilized in your December 2008 private placement.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 with any questions regarding the comments on financial statements and related matters.  Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Gregg Jaclin
        Anslow & Jaclin, LLP